Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2009

Mr. Steven P. Rasche
Chief Financial Officer
TLC Vision Corporation
5280 Solar Drive
Suite 100
Mississauga, Ontario
L4W 5M8

Re: TLC Vision Corporation
**   Form 10-K for the Year Ended December 31, 2008**
**   File No. 0-29302**

Dear Mr. Rasche:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Financial Statements, page 54

1. Disclose the amount of foreign exchange gains and losses as required by paragraph 30 of FAS 52.

2. Disclose your accounting policy for advertising costs and the amount of advertising expense as required by paragraph 49 of SOP 93-7.

3. You state in your medical malpractice accrual accounting policy: "If the number of claims or the cost of settled claims is higher than the Company's historical experience or if the actual time lag varies from the estimated time lag, the Company may need to record significant additional expense." Tell us why you do not provide any quantified disclosure regarding medical malpractice expense or accrued amounts. Provide us quantified information so we can evaluate materiality.

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Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of The disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant